July 21, 2015

VIA EDGAR

Ms. Jennifer Gowetski

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                        Equity Commonwealth (the “Company”)

Form 10-K for the fiscal year ended December 31, 2014

Filed February 19, 2015 (the “Filing”)

File No. 001-9317

Dear Ms. Gowetski:

The Company is writing in response to your letter dated July 20, 2015.  For your convenience, your original comment appears below in italicized text and is followed by the Company’s response.

Form 10-K for fiscal year ended December 31, 2014

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51

Overview, Page 51

1.                        We considered your response to comment 1.  Our comment was directed at eliciting additional disclosure of the aggregate fees and reimbursements paid or payable to CBRE and a general explanation how such fees are determined.  Please confirm that you will include a disclosure of the aggregate fees and reimbursements paid or payable to CBRE and a general explanation of how such fees are determined or advise.

Company Response:   The Company acknowledges this comment, understands the usefulness of these additional disclosures and hereby confirms that it will comply with the request.

The Company acknowledges that:

•                 the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

Ms. Jennifer Gowetski

July 21, 2015

•                 staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•                 the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company appreciates your comments and welcomes the opportunity to discuss with you the responses provided above.  Please call me at 312-646-2839 if you have any questions or require additional information.

Sincerely,

Equity Commonwealth

By:	/s/ Adam Markman
Adam Markman
Treasurer & Chief Financial Officer